FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 24 January 2005


                         Commission File Number 000-02404





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding earthport update dated 24 January 2005



                              24 January 2005

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or "the Company")

                                earthport update

On Friday 21 January 2005, Baltimore secured a High Court order that, unless earthport plc ("earthport") serves a response to the Company's Request for Further Information, which it had agreed to supply by 14 January, by Friday 28 January 2005, its claim will be struck out.

Furthermore, earthport must serve any evidence in respect of Baltimore's applications for security for costs and to strike-out earthport's claim for fraudulent misrepresentation, being heard on 1 February 2005, by Wednesday 26 January 2005.

The High Court order also requires that earthport must pay a further GBP1,595 to Baltimore towards its costs for securing the order on 21 January by 4 February 2005.

                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                               Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com

Shore Capital and Corporate Ltd.                              Tel: 020 7408 4090
Guy Peters
Simon Edwards

Notes to editors:
Shore Capital and Corporate Limited, which is authorised and regulated by the Financial Services Authority in respect of regulated activities, is acting exclusively for Baltimore Technologies plc and no one else in connection with the potential offer from earthport plc (the "Potential Offer") and will not regard any other person as its client or be responsible to anyone other than Baltimore Technologies plc for providing the protections afforded to clients of Shore Capital and Corporate Limited nor for giving advice to any such person in relation to the Potential Offer.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 24 January 2005